**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, DC 20549**

**FORM 6-K**

**REPORT OF FOREIGN PRIVATE ISSUER**
**PURSUANT TO RULE 13a-16 OR 15d-16 OF**
**THE SECURITIES EXCHANGE ACT OF 1934**

Report on Form 6-K dated October 26, 2012

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

**Form 20-F X**   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release **ANGLOGOLD ASHANTI WEST WITS EMPLOYEES START TO RETURN TO WORK**



**AngloGold Ashanti Limited**
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

# News Release

26 October 2012

**AngloGold Ashanti West Wits Employees Start to Return to Work**

(Johannesburg) – AngloGold Ashanti is pleased to report that most workers have started returning to the three West Wits mines this morning. These workers join their colleagues at the Vaal River operations who returned to work on Monday, 22 October and Tuesday, 23 October 2012.

Large numbers of employees at the Mponeng, TauTona and Savuka mines returned to work this morning and the focus now is on preparing these operations to ramp up production safely. The dismissal process announced on 26 October 2012 will continue for those who do not return to work.

The unprotected strike started at the Kopanang Mine in the Vaal River region on 20 September and at the remainder of AngloGold Ashanti's South African mines on 25 September. About 32,000oz of gold production was lost each week the six mines were idle.

Further details on the impact of the unprotected strike, the settlement and the ramp-up process will be provided along with AngloGold Ashanti's operating and financial results on 8 November 2012.

**About AngloGold Ashanti's South African Operations and the Current Strike**

AngloGold Ashanti's South African operations accounted for approximately 32% of total group production during the first half of the year. Approximately 35,000 people are employed across AngloGold Ashanti's South African operations. This figure is inclusive of contractors and those working on two major capital projects under way at the Moab Khotsong and Mponeng mines. Under normal operating conditions, the Vaal River region typically accounts for about 40% of AngloGold Ashanti's South African gold production and all of the group's uranium production. The West Wits accounts for the balance.

AngloGold Ashanti is a member of the gold industry's central collective bargaining process under the auspices of the Chamber of Mines and as such is committed to addressing demands regarding pay and other substantive issues through this framework. At present, the gold industry is in the second year of a two-year wage agreement with the latest increases, ranging from 8% to 10%, awarded to the workforce in July 2012, under the agreement reached in 2011. A similar increase was awarded last year. South Africa's annual Consumer Price Inflation was 5% in August 2012. The aforementioned 2011 agreement also established an Entry Level Task Team to address entry-level wages and related issues. Additional improvements to the current pay structure were offered to workers on 18 October to address items contained in the terms of reference given to the Entry Level Task Team.

A summary of this latest offer, agreed by the members of the Chamber of Mines, the National Union of Mineworkers, Solidarity and the United Association of South Africa, as it pertains to AngloGold Ashanti's employees, includes the following:

- Category 3 employees will be rolled up to Category 4, the new entry level;
- Salaries of the Category 4 to 8 employees will be raised by 2%;
- A new level for Loader, Locomotive, Winch and Water Jet Operators will be created within Category 4 and their basic rates will be adjusted by R400 per month and;
- Rock Drill Operators will have their basic rate adjusted by R500

**SPONSOR: UBS South Africa (Pty) Limited**

**ENDS**

**Contacts**

Media

| | | |
|---|---|---|
| Alan Fine | +27-11 637- 6383 / +27 (0) 83 250 0757 | afine@anglogoldashanti.com |
| Chris Nthite | +27 (0) 11 637 6388/+27 (0) 83 301 2481 | cnthite@anglogoldashanti.com |
| Stewart Bailey | +1 646 338 4337/ +1 212 858-7702 / +27 83 253 2021 | sbailey@anglogoldashanti.com |
| General inquiries | +27 11 637 6031 | media@anglogoldashanti.com |

**Investors**

| | | |
|---|---|---|
| Stewart Bailey | +1 646 338 4337/ +1 212 858-7702 / +27 83 253 2021 | sbailey@anglogoldashanti.com |
| Sabrina Brockman (US & Canada) | +1 (212) 858 7702 / +1 646 379 2555 | sbrockman@anglogoldashanti.com |
| Mike Bedford (UK & Europe) | +44 779 497 7881 / +44 1225 93 8483 | mbedford@anglogoldashanti.com |
| General inquiries | +27 11 637 6059 | investors@anglogoldashanti.com |

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date:  October 26, 2012

By:      /s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title:   Group General Counsel and Company Secretary